Future Cardia, Inc.

910 Woodbridge Court

Safety harbor, FL 34695

June 18, 2025

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Austin Stanton, Juan Grana

Re:	Future Cardia, Inc.

Offering Statement on Form 1-A

File No. 024-12543

Ladies and Gentlemen:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Offering Statement on Form 1-A (the “Offering Statement”) of Future Cardia, Inc. (the “Company”) and we hereby request that the Commission approve the qualification of the Offering Statement as of 9:00 a.m. Eastern Daylight Time on Monday, June 23, 2025.

We request that we be notified of such qualification by telephone call to Paul C. Levites at (202) 869-0888, ext. 103. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Mr. Levites via email at paul@bevilacquapllc.com.

Sincerely,

Future Cardia, Inc.

By:	/s/ Jaeson Bang
Jaeson Bang
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.

Yujia Wei, Esq.